SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                              SCHEDULE 14D-1
                             (Amendment No. 4)
            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934
                                    and
                                SCHEDULE 13D
                              (Amendment No. 6)

                               Conrail Inc.
                         (Name of Subject Company)

                        Norfolk Southern Corporation
                      Atlantic Acquisition Corporation
                                 (Bidders)

                  Common Stock, par value $1.00 per share
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)

                      Series A ESOP Convertible Junior
                     Preferred Stock, without par value
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                               Not Available
                   (CUSIP Number of Class of Securities)

                           James C. Bishop, Jr.
                        Executive Vice President-Law
                        Norfolk Southern Corporation
                           Three Commercial Place
                        Norfolk, Virginia 23510-2191
                         Telephone: (757) 629-2750
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

                              with a copy to:
                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000




        This Amendment amends the combined Tender Offer Statement on
Schedule 14D-1 initially filed on February 12, 1997, as amended, and the
Schedule 13D initially filed on February 5, 1997, as amended (the "Combined Statement"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together constitute the "Second Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase or the Combined Statement.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

        Item 5 is hereby amended and supplemented by the following:

        On February 24, 1997, Mr. Goode sent a letter to Messrs. LeVan and Snow outlining Parent's proposal for a comprehensive settlement of the issues confronting the eastern railroads. The text of the letter is filed as an exhibit hereto and is incorporated herein by reference.

 Item 11.   Material to be Filed as Exhibits.

        Item 11 is hereby amended and supplemented by the following:

        (a)(14) Revised Text of Information which may be sent to certain Company shareholders.

        (a)(15)      Press Release issued by Parent on March 3, 1997.

        (a)(16) Text of Letter sent by David R. Goode, Chairman, President and Chief Executive Officer of Parent, to David M. LeVan, Chairman, President and Chief Executive Officer of the Company and John W. Snow, Chairman, President and Chief Executive Officer of CSX on February 24, 1997.


                                SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 1997

                                        NORFOLK SOUTHERN CORPORATION


                                        By: /s/ JAMES C. BISHOP, JR.
                                        Name:  James C. Bishop, Jr.
                                        Title: Executive Vice President-Law


                                        ATLANTIC ACQUISITION CORPORATION


                                        By: /s/ JAMES C. BISHOP, JR.
                                        Name:  James C. Bishop, Jr.
                                        Title: Vice President and General
                                               Counsel


                              EXHIBIT INDEX

Exhibit
Number                       Description

(a)(14) Revised Text of Information which may be sent to certain Company shareholders.

(a)(15)        Press Release issued by Parent on March 3, 1997.

(a)(16) Text of Letter sent by David R. Goode, Chairman, President and Chief Executive Officer of Parent, to David M. LeVan, Chairman, President and Chief Executive Officer of the Company and John W. Snow, Chairman, President and Chief Executive Officer of CSX on February 24, 1997.